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Exhibit 99.2

Management's Discussion and Analysis

Information contained in this discussion is given as of August 5, 2005, unless otherwise indicated.

Unless otherwise noted, all amounts in this discussion are expressed in U.S. dollars.

Note: 2004 financial results, as presented in this discussion, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation on June 30, 2005.

CORPORATE OVERVIEW

Falconbridge Limited (formerly Noranda Inc.) is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 14,500 people at its operations and offices in 18 countries and is listed on the Toronto Stock Exchange (FAL.LV) and the New York Stock Exchange (FAL).

        Falconbridge's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in other mining and metals processing activities. Since 2002, Falconbridge has focused on increasing the profitability of its core operations through cost reductions and capacity expansions while identifying and defining orebodies for future development.

Merger of Noranda Inc. and Falconbridge Limited

On May 5, 2005, Noranda completed its previously announced issuer bid to exchange Noranda common shares for the new Junior Preferred Shares. A total of 63,377,140 Noranda common shares were repurchased as a result of this offer and a total of 50,000,000 new Junior Preferred shares were issued as consideration.

        On May 6, 2005, Noranda announced the results of its merger offer to former Falconbridge minority common shareholders whereby it offered to exchange 1.77 Noranda common shares for each outstanding former Falconbridge common share that it did not own. 58,476,589 former Falconbridge common shares were validly deposited under the offer, representing 78% of the shares held by the minority shareholders, increasing Noranda's ownership to 164,235,689, or 91%, of the outstanding former Falconbridge common shares.

        On June 30, 2005, Noranda and Falconbridge shareholders approved the amalgamation of the two companies. The amalgamated company chose to continue operating under the name Falconbridge Limited and effective July 6, 2005, began trading under a new stock symbol (TSX: FAL.LV and NYSE: FAL).

FORWARD-LOOKING STATEMENTS

The following discussion and analysis should be read in conjunction with the interim consolidated financial statements of the recently merged and renamed Falconbridge Limited ("Falconbridge" or the "Company") for the six months ended June 30, 2005 and related financial statements and notes of the former Noranda Inc. and the former Falconbridge Limited for the year ended December 31, 2004. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel, or other metals produced by Falconbridge; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter-party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations.

FINANCIAL SUMMARY

Falconbridge's consolidated earnings totaled $202 million (basic earnings per share of $0.62 and diluted earnings per share of $0.61) for the second quarter of 2005. This compares with earnings of $108 million (basic earnings per share of $0.35 and diluted earnings per share of $0.35) for the second quarter of 2004.

        For the first six months of 2005, the Company reported consolidated earnings of $378 million (basic earnings per share of $1.20 and diluted earnings per share of $1.19). This compares with earnings of $260 million (basic earnings per share of $0.86 and diluted earnings per share of $0.85) for the first six months of 2004.

Financial Impact of Merger of Noranda and Falconbridge

Prior to the merger of Noranda and Falconbridge, Noranda had consolidated the results of operations and financial position of Falconbridge in its financial statements reflecting its ownership of 59% of Falconbridge. On May 6, 2005, Noranda increased its ownership in Falconbridge to 91%, and to 100% on June 30, 2005 through the issuance of approximately $2.5 billion in shares. The combined entity was renamed Falconbridge Limited.

        The fair value of the 41% of the assets and liabilities of Falconbridge acquired exceeds the book value of those assets by approximately $1.4 billion, which has been allocated to the assets and liabilities of the acquired assets at their respective fair values. The allocation of these values are as follows:

US$ million
Fair value of assets acquired by the Company
Accounts receivable	9
Metals and other inventories	42
Operating capital assets	1,867
Development projects	312
Investments and other assets	(41)
Fair value of liabilities assumed by the Company
Long-term debt	7
Future income taxes	(671)
Asset retirement obligation, pension and other provisions	(114)

Net assets purchased	$1,411

These fair value increments to the carrying value of the consolidated assets will be amortized to income over the remaining useful lives of the assets and term of the liabilities.

Summary of Earnings, Cashflow and Financial Position

	Three months ended June 30,		Six months ended June 30,
(US$ millions, except per share data)	2005	2004	2005	2004
Results of operations
Revenues	2,124	1,694	4,100	3,347
Income generated by operating assets(1)	464	284	919	645
Net income	202	108	378	260
Net income per common share
— basic	$0.62	$0.35	$1.20	$0.86
— diluted	$0.61	$0.35	$1.19	$0.85

Cash flow
Cash flow from operations	354	253	739	513
Capital Investments
Investment in growth projects	109	112	171	190
Sustaining capital expenditures	53	34	101	80

(US$ millions, except per share data) Financial position — as at	June 30, 2005	Dec. 31, 2004
Cash and cash equivalents	1,517	884
Operating capital assets	6,699	4,870
Development projects	1,527	1,166
Total assets	12,515	9,628
Long-term debt(2)	3,897	2,858
Shareholders' equity	4,571	2,839
Net-debt-to-capitalization ratio(3)	42.3%	38.7%

(1)
Defined as net income before interest, corporate and general administration, research, development and exploration, minority interest, taxes and other income. While not defined under generally accepted accounting principles ("GAAP"), management feels that it reflects the earnings contribution from those assets currently in operation, excluding development projects and is useful information for our shareholders. Income generated from operating assets should not be considered as an alternative to "net income" as determined under GAAP.

(2)
Including preferred share liabilities

(3)
The "net-debt-to-capitalization" measure is not defined under GAAP and can be calculated as follows:

(US$ millions)		June 30, 2005	Dec. 31, 2004
Long-term debt*		3,897	2,858
Debt due within one year		1,003	570
Cash and cash equivalents		(1,517)	(884)

Net debt	(1)	3,383	2,544

Interests of other shareholders		49	1,197
Shareholders' equity		4,571	2,839

Stockholders' interests (equity)	(2)	4,620	4,036

Net debt plus capitalization	(3)=(1)+(2)	8,003	6,580

Net-debt-to-capitalization ratio	(1)/(3)	42.3%	38.7%

*
Including preferred share liabilities

Earnings per share are calculated as follows:

	Q2		Six Months
Earnings Available to Common Shareholders (US$ millions, except per share information)	2005	2004	2005	2004
Net income	$202	108	$378	260
Deduct
Preferred share dividends	4	3	7	7

Income available to common shareholders — basic	$198	105	$371	253

Impact of convertible debentures	2	2	4	3

Income available to common shareholders — diluted	$200	$107	$375	$256

Basic weighted average number of shares — 000s	322,566	296,249	309,782	295,922
Diluted weighted average number of shares — 000s	329,262	303,483	316,552	303,161
			1.2

Basic earnings per common share	$0.62	$0.35	$1.20	$0.86

Diluted earnings per common share	$0.61	$0.35	$1.19	$0.85

FINANCIAL PROFILE AND RESULTS

Realized prices were as follows:

	Second Quarter			First Half
			Y-O-Y Change			Y-O-Y Change
Realized Metal Prices (US$/lb.)	2005	2004		2005	2004
Copper	1.57	1.27	+ 24%	1.55	1.21	+ 28%
Nickel	7.64	5.76	+ 33%	7.34	6.32	+ 16%
Zinc	0.63	0.51	+ 24%	0.63	0.52	+ 21%
Aluminum	0.90	0.83	+ 8%	0.91	0.81	+ 12%
Lead	0.50	0.40	+ 25%	0.50	0.41	+ 22%

Second Quarter 2005

Revenues for the second quarter of 2005 were $2.1 billion, 25% higher than revenues of $1.7 billion in the same period of 2004. The increase was mainly due to higher realized metal prices and higher refined nickel sales volumes. Business unit revenues were 24% higher for copper, 41% higher for nickel, 15% higher for zinc and 15% higher for aluminum.

Operating expenses totaled $1.7 billion in the second quarter, 18% higher than $1.4 billion in the same period last year. Cost of operations increased to $682 million from $535 million in the second quarter of last year due to the higher levels of mined nickel and zinc production, higher levels of anode and cathode copper production, increased refined nickel production, higher energy costs and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased to US$0.80 versus US$0.74 during the second quarter of 2004. The cost of purchased raw materials were $831 million, 11% higher than $749 million in 2004 due to higher metal prices and increased custom feed processing at the Sudbury nickel smelter, the Nikkelverk refinery and the Kidd Creek and Altonorte copper smelters.

        Depreciation, amortization and accretion expense increased to $147 million from $126 million a year ago, with the majority of the increase being incurred in the copper and nickel business units. Interest expense increased to $44 million from $40 million in the second quarter of last year due to the impact of $1.25 billion in preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Research and exploration expense increased to $15 million from $12 million in the same quarter last year. Minority interest in earnings of subsidiaries decreased to $55 million from $64 million largely as a result of the elimination of the former Falconbridge minority interest during the second quarter of 2005. Tax expenses recorded increased from $57 million a year ago to $130 million during the second quarter of 2005, due to the overall increase in profitability.

Income generated by operating assets for the second quarter was $464 million, 63% higher than $284 million in the second quarter of 2004. Income from operating assets increased 53% to $202 million in the copper business, 47% to $200 million in the nickel business, 150% to $25 million in the zinc business and 46% to $35 million in the aluminum business.

        Net income totaled $202 million or $0.62 per basic common share and $0.61 per diluted common share for the second quarter 2005, 87% higher than net income of $108 million or $0.35 per basic and $0.35 per diluted common share in the same period of 2004. Higher net income reflects higher realized metal prices, significantly higher Antamina molybdenum concentrate sales and higher nickel sales volumes.

Consolidated assets for the new Falconbridge Limited totaled $12.5 billion as at June 30, 2005, compared with $9.6 billion for Noranda at the end of 2004. The increase is primarily due to the increase in carrying values of assets in recognition of the fair market value increments from amalgamation of Noranda and the former Falconbridge, the cash proceeds from issuance of $500 million of debentures, the investment of additional capital in advancing brownfield expansion development projects and increased inventory investment due to the rise in metal prices and higher levels of cash generated from operations.

First Half 2005

Revenues for the first half of 2005 were $4.1 billion, 22% higher than $3.3 billion reported in the same period of 2004. The increase is attributable to higher realized metals prices and higher refined nickel sales volumes. Higher prices translated into significantly higher first half revenues generated by each business unit: copper revenues were 20% higher, nickel revenues were 26% higher, zinc revenues were 26% higher and aluminum revenues were 29% higher.

Operating expenses totaled $3,181 million in the first half versus 2,702 million in the same period last year. Cost of operations increased to $1,310 million from $999 million in the first half of last year. The higher cost of operations in the first half was attributable to the higher levels of mined copper and nickel production, higher levels of anode and cathode copper production, increased refined nickel production, increased costs of raw material purchases due to higher metals prices, higher energy costs and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of one Canadian dollar increased to US$0.81 versus US$0.75 during the first half of 2004.

Income generated by operating assets for the first half was $919 million, 42% higher than the $645 million reported in the same period of 2004. Income from operating assets increased 60% to $433 million in copper business, 22% to $394 million in the nickel business, 158% to $31 million in the zinc business and 75% to $70 million in the aluminum business.

Net income totaled $378 million or $1.20 per basic common share and $1.19 per diluted common share for the first half of 2005, 45% higher than net income of $260 million or $0.86 per basic and $0.85 per diluted common share in the same period of 2004. Net income during the first half of this year benefited from solid operational performance and higher prices for all base metals, as well as stronger by-product revenues.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
	June 30,		March 31,		December 31,		September 30,
(US$ millions, except per share data)	2005	2004	2005	2004	2004	2003	2004	2003
Revenues	2,124	1,694	1,976	1,653	1,915	1,324	1,716	1,165
Income	202	108	176	152	143	45	118	12
Basic net income per share	$0.62	$0.35	$0.58	$0.50	$0.47	$0.16	$0.39	$0.03
Diluted net income per share	$0.61	$0.35	$0.57	$0.49	$0.47	$0.15	$0.38	$0.03

CORPORATE DEVELOPMENTS

Kabanga Nickel Deposit

Falconbridge and Barrick Gold Corporation finalized a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, Falconbridge acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

Long-term Debt

The Company entered into an agreement with a syndicate of underwriters to sell $250 million aggregate principal amount of 12-year notes and $250 million aggregate principal amount of 30-year notes under the Company's base shelf prospectus. The 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017. The 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on June 15, 2035. Both series of notes are redeemable in whole or in part at any time at a redemption price equal to 100% of their principal amount plus a make-whole premium.

        Falconbridge intends to use the net proceeds of this offering to repay outstanding indebtedness and for general corporate purposes.

Redemption of Junior Preference Shares

Falconbridge announced that it intends to redeem a total of 20,000,000, or $500 million, of its outstanding Junior Preference Shares. The Junior Preference Shares will be redeemed on August 11, 2005 from holders of record on July 1, 2005. Falconbridge will utilize its current cash balances of in excess of $1.5 billion to fund the redemption.

REVIEW OF OPERATIONS

Copper Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change		H1 2005	H1 2004	Y-O-Y Change
Production:
mined copper (MT)	100,300	106,600	(6%	)	205,800	192,600	7%
refined copper (MT)	124,700	108,400	15%		246,300	242,200	2%
mined zinc (MT)	55,100	29,000	90%		102,700	72,300	42%
refined zinc (MT)	35,600	35,900	(1%	)	73,500	64,400	14%
Revenues ($ millions)	1,058	853	24%		2,038	1,697	20%
Realized copper price ($/lb.)	1.57	1.27	24%		1.55	1.21	28%
Costs ($ millions)	856	721	19%		1,605	1,426	13%
Cash costs ($/lb. of copper)	0.21	0.39	(46%	)	0.29	0.33	(12%	)
Income from operating assets ($ millions)	202	132	53%		433	271	60%

Revenues

For the second quarter of 2005, consolidated revenues increased 24% to $1,058 million, primarily due to higher realized copper, zinc, precious metals and molybdenum prices. Higher revenues also reflect higher copper cathode sales from the Kidd Creek refinery and the Lomas Bayas mine, higher by-product zinc production and sales, as well as significantly higher Antamina molybdenum concentrate sales. Total sales of copper during the quarter were 202,900 tonnes versus 208,200 tonnes in the same period in 2004. Sales of by-product zinc concentrate and metal from Kidd Creek increased significantly to 48,900 tonnes from 33,700 tonnes the year prior.

        The realized copper price of $1.57/lb. increased by 24% in the quarter, compared to $1.27/lb. realized in the same period in 2004. The realized zinc price at Kidd Creek was $0.63/lb., a 24% increase in the quarter, compared with $0.51/lb. in the same period in 2004.

        Also contributing to copper group earnings was increased sales of by-product molybdenum concentrate from Antamina, of which Falconbridge's share totaled 590 tonnes during the second quarter of 2005 versus 110 tonnes during the same period last year, for a revenue contribution of $33 million.

Costs

Total operating costs increased to $856 million from $721 million in the second quarter of 2004. The cost of operations increased to $278 million from $187 million in the same period last year as a result of a weaker U.S. dollar on Canadian and South American operating costs and higher energy and supply/consumable costs. Cost of operations was lower in 2004 due to a five-week shutdown at the Kidd Creek mine.

        The cost of purchased raw materials increased to $510 million from $474 million in the second quarter of 2004 due to increased levels of throughput at the Altonorte and Kidd Creek smelters. The operating cash cost of producing a pound of copper in the second quarter of 2005 decreased to $0.21/lb. from $0.39/lb. in the second quarter of 2004 mainly due to higher by-product credits.

Income generated from operating assets

Operating income for the Copper Business in the second quarter of 2005 increased to $202 million from $132 million a year ago as a result of higher copper, zinc, precious metals and molybdenum prices. Operating income also benefited from higher treatment and refining charges and increased throughput at the Altonorte and Kidd Creek smelters. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on Canadian and South American operating costs.

Production

During the second quarter of 2005, copper mine production from Canadian and South American operations totaled 100,300 tonnes, compared to 106,600 tonnes a year ago. Production was lower primarily due to operational issues at the Collahuasi mine. During routine maintenance at the end of March 2005, it was discovered that one of the three mill motors required repairs. The repairs kept the third unit out of service until April 30, 2005. As a result, the Company's share of annual copper concentrate production at Collahuasi is now forecast at 196,000 tonnes of contained copper, compared to an earlier forecast of 211,000 tonnes.

        Copper production was slightly higher at the Lomas Bayas mine, unchanged at the Antamina mine and lower at the Kidd mine, compared to the same quarter last year. At the Kidd Creek mine, lower copper concentrate output was offset by significantly higher zinc concentrate output as a result of higher zinc grades.

        Refined copper production was 124,700 tonnes in the second quarter of 2005 versus 108,400 tonnes in the second quarter of 2004. Kidd Creek smelter anode production was significantly higher due to increased custom feed throughput. Kidd Creek second quarter 2004 production was impacted by a five-week scheduled maintenance shutdown. Altonorte anode production was higher due to increased custom feed processing. Lomas Bayas and Collahuasi copper cathode production was also higher than second quarter 2004. Horne smelter second quarter anode production was below the same period last year due to a planned maintenance shutdown.

Other Developments

Falconbridge announced that it will increase annual production of copper anodes at the Horne smelter. Production will increase from 140,000 tonnes per year to 170,000 tonnes per year, or 21%, beginning in the fourth quarter of 2005.

        At the end of the second quarter, Falconbridge reached a commercial agreement with Inco Limited to refine the copper anodes produced at Inco's Sudbury operations. The anode copper will be refined at Falconbridge's Canadian Copper Refinery (CCR) located in Montreal, Quebec. The terms of this commercial agreement are consistent with those in the marketplace and will commence during 2006.

        The Company is investing $18 million in the CCR refinery to increase its capacity to refine anodes that are higher in nickel. Also, the CCR refinery is expected to achieve full capacity of 370,000 tonnes of refined copper per year, compared with an average of less than 300,000 tonnes produced in recent years.

        Also at quarter end, Falconbridge's Altonorte copper smelter in Chile completed the modification work on a former copper roaster and began tolling of molybdenum concentrates. Construction on the $6-million project was completed on time and on budget. Production started on June 29, 2005 and achieved design capacity run rate of 32 tonnes of molybdenum concentrate per day (10,000 tonnes per year) after one-and-a-half weeks.

Nickel Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change	H1 2005	H1 2004	Y-O-Y Change
Production:
mined nickel (MT)	20,700	19,100	8%	41,200	38,200	8%
refined nickel (MT)	28,900	23,000	26%	56,800	49,800	14%
Revenues ($ millions)	613	436	41%	1,151	917	26%
Realized nickel price ($/lb.)	7.64	5.76	33%	7.34	6.32	16%
Realized ferronickel price ($/lb.)	7.55	5.85	29%	7.13	6.29	13%
Costs ($ millions)	413	300	38%	757	594	27%
Cash costs ($/lb. of nickel)	3.49	2.82	24%	3.25	2.78	17%
Income from operating assets ($ millions)	200	136	47%	394	323	22%

Revenues

For the second quarter of 2005, consolidated revenues of $613 million increased from $436 million in the second quarter of 2004.

        Nickel sales volumes increased 22% to 22,000 tonnes from 18,000 tonnes in the second quarter of 2004 and copper sales volumes of 15,500 tonnes increased by 35% from 11,500 tonnes a year ago. Production in the second quarter of 2004 was impacted by the ramp-up of production after a three-week strike at the Sudbury operations that occurred during the first quarter of 2004. At Falcondo, ferronickel sales volumes decreased by 14% to 6,700 tonnes from 7,800 tonnes in the second quarter of 2004 due to lower demand from the stainless steel sector. Cobalt sales volumes of 1,200 tonnes in the quarter increased by 40% from 2004 levels. Precious metals revenues increased by $9 million in the second quarter of 2005 compared to the same period in 2004.

        Realized nickel prices of $7.64/lb. increased by 33% from $5.76/lb. in the corresponding period in 2004 and realized ferronickel prices of $7.55/lb. increased by 29% from $5.85/lb. in the same period in 2004.

Costs

Total operating costs increased to $413 million from $300 million in the second quarter of 2004. Cost of operations increased to $224 million from $158 million in the same period last year, reflecting a full quarter of operations at Sudbury (the 2004 period contained the ramp-up after the strike in Sudbury), new production costs at the recently commissioned Montcalm mine and increased oil purchase costs at Falcondo. Falcondo's average oil costs, used to generate electricity and produce diesel fuel from purchased unrefined oil, rose from $34 per barrel in the second quarter of 2004 to $47 per barrel in the most recent quarter.

        The cost of purchased raw materials increased to $145 million from $111 million in the second quarter of 2004 due to the impact of higher prices and increased volumes of custom feeds.

        The operating cash cost of producing a pound of nickel from INO mines was $3.07, compared to $2.49 in the second quarter of 2004. The 23% increase was the result of the impact of the stronger Canadian dollar on operating costs at the Canadian operations, higher energy costs, maintenance shutdown costs at the Sudbury smelter and lower mine production volumes due to lower ore grades. Falcondo's operating cash cost per pound of ferronickel increased by 23% in the second quarter of 2005 to $4.19/lb. from $3.42/lb. in the same period in 2004, due mostly to the significant increase in oil prices.

        Income generated by operating assets

        Second quarter operating income for the Nickel Business totaled $200 million, compared to $136 million in the second quarter of 2004. The $64 million increase was mainly due to the impact of improved metal prices and sales volumes offset partially by increases in unit costs and increased depreciation and amortization.

Production

Total refined nickel production was 28,900 tonnes during the quarter versus 23,000 tonnes during the same period in 2004.

        Sudbury mines production was 5,600 tonnes of nickel and 7,000 tonnes of copper during the second quarter of 2005, compared with 5,700 tonnes of nickel and 7,500 tonnes of copper in the second quarter of 2004. The decrease in production was primarily attributed to the impact of lower ore grades. At Raglan, nickel in concentrate production in the quarter was 5,200 tonnes and copper production was 1,400 tonnes, compared with 6,200 tonnes of nickel and 1,600 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades which more than offset a 4% increase in ore tonnes mined. In its second full quarter after achieving commercial production, the Montcalm mine produced 2,200 tonnes of nickel and 1,100 tonnes of copper.

        At the Sudbury smelter, second quarter nickel in matte production increased to 15,500 tonnes from 14,500 tonnes in the same period of 2004 as a result of the treatment of higher concentrate tonnages with lower feed grades. The smelter completed a three-week maintenance shutdown in the quarter and will take a three-week vacation shutdown in July 2005.

        At the Nikkelverk refinery, nickel production during the quarter was 21,200 tonnes, compared to 16,100 tonnes in the same period in 2004.

        In the second quarter of 2005, Falcondo produced 7,700 tonnes of nickel in ferronickel, compared with 6,900 tonnes in the second quarter of 2004.

Zinc Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change		H1 2005	H1 2004	Y-O-Y Change
Production:
mined (MT)	72,000	94,100	(23%	)	139,100	194,300	(28%	)
refined (MT)*	17,200	17,500	(2%	)	33,900	34,800	(3%	)
Revenues ($ millions)	127	110	15%		246	195	26%
Realized zinc price ($/lb.)	0.63	0.51	24%		0.63	0.52	21%
Costs ($ millions)	102	100	2%		215	183	17%
Cash costs ($/lb. of zinc)	0.39	0.33	18%		0.39	0.33	18%
Income from operating assets ($ millions)	25	10	150%		31	12	158%

*
25% of CEZ refinery

Revenues

Total zinc revenues increased to $127 million, 15% higher than the $110 million recorded during the second quarter of 2004. The increased revenue was due to higher prices for zinc, lead and other by-products. The average LME price per pound of zinc during the second quarter was $0.58/lb., an increase of 23% compared to $0.47/lb. in the same period last year. The average realized price per pound of refined lead during the second quarter was $0.50/lb., versus $0.40/lb. in the same period last year.

        In the second quarter of 2005, sales volumes of zinc-in-concentrates decreased 22% to 55,700 tonnes from 71,000 tonnes in the second quarter of 2004, while second quarter 2005 lead metal sales decreased to 22,400 tonnes from 29,300 tonnes in the same period a year ago.

Costs

        Total operating expenses increased to $102 million from $100 million in the second quarter of 2004. The cost of purchased raw materials increased to $57 million from $37 million in the second quarter of 2004. The increase is reflective of the rise in zinc and lead prices.

        The operating cash cost per pound of mined zinc was $0.39/lb. in the second quarter of 2005, an increase of 18% from $0.33/lb. for the same period in 2004. The increase is primarily due to a stronger Canadian dollar, higher energy costs, higher prices for consumables, higher freight charges and also reflects the closure of the Bell Allard mine in October, 2004.

Income generated by operating assets

        The second quarter 2005 operating income of the Zinc Business was $25 million, compared with $10 million for the second quarter of 2004. The $15 million increase reflects higher metal prices and decreased depreciation and amortization charges, which were offset by the impact of lower sales volumes and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production

        Contained zinc production was 72,000 tonnes in the second quarter of 2005, compared to 94,100 tonnes in the same period in 2004. The decrease in production is primarily attributable to the closure of the Bell Allard mine in October 2004. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 17,200 tonnes, versus 17,500 tonnes during the second quarter of 2004.

        Lead metal production at the Brunswick smelter was 23,000 tonnes in the second quarter of 2005 compared to 28,200 tonnes in the same period in 2004. The decrease in production is primarily due to process reliability issues that are being addressed.

Aluminum Business Unit

	Q2 2005	Q2 2004	Y-O-Y Change	H1 2005	H1 2004	Y-O-Y Change
Production: primary (MT)	61,700	61,600	—	123,100	122,900	—
Shipments: fabricated (MT)	43,500	45,800	(5)%	89,200	88,200	1%
Revenues ($ millions)	277	241	15%	574	445	29%
Realized aluminum price ($/lb.)	0.90	0.83	8%	0.91	0.81	12%
Costs ($ millions)	242	217	12%	504	405	24%
Cash costs ($/lb. of aluminum)	0.61	0.57	7%	0.61	0.57	7%
Income from operating assets ($ millions)	35	24	46%	70	40	75%

Revenues

        Total aluminum revenues increased to $277 million, 15% higher than the $241 million recorded during the second quarter of 2004. Sales volumes of primary aluminum decreased 6% to 61,800 tonnes from 65,700 tonnes in the second quarter of 2004. Second quarter rolled-products sales volumes of 43,500 tonnes decreased by 5% from 45,800 tonnes in the same period a year ago due to coil belt problems at the Huntingdon West plant (Tennessee), which have since been repaired. The realized primary aluminum price of $0.90/lb. increased by 8% in the quarter, compared with $0.83/lb. in the same period in 2004.

Costs

        Total operating expenses increased to $242 million from $217 million in the second quarter of 2004. The cost of operations increased to $137 million from $110 million in the same period last year. This is mostly as a result of the inclusion of Noranda's share of the newly acquired St. Ann bauxite mine and Gramercy alumina refinery operating costs, which are offset by the benefits of a fully-integrated aluminum business and certainty of long-term alumina supply. The cost of purchased raw materials decreased to $94 million from $97 million in the second quarter of 2004.

        The operating cash cost per pound of primary aluminum metal production was $0.61/lb. in the second quarter of 2005, an increase from $0.57/lb. for the same period in 2004. The cost per pound at the rolled products division was 7% lower in the second quarter of 2005, compared with the same period in 2004.

Income generated by operating assets

        Second quarter 2005 operating income for the Aluminum Business was $35 million compared with $24 million for the second quarter of 2004. The $11 million increase was mainly due to the impact of higher metal prices, higher value-added volumes and increased metal premiums and fabrication margins.

Production

        In the second quarter of 2005, primary aluminum production was 61,700 tonnes, compared to 61,600 tonnes in the same period in 2004. For the rolled products operations, shipments were 43,500 tonnes compared with 45,800 tonnes for the second quarter of 2004.

        During the quarter, the New Madrid primary smelter obtained final regulatory approval of the recently signed 15-year power supply contract.

Other Business

        Subsequent to quarter end, Falconbridge's subsidiary Noranda Aluminum Inc. sold its after-market automotive wheel manufacturing and distribution operations, American Racing Equipment ("ARE") to Platinum Equity, a global mergers and acquisition firm based in Los Angeles, California, for proceeds of $40.5 million. The transaction resulted in a gain for Falconbridge of approximately $1 million. Under the transaction, an affiliate of Platinum Equity has acquired all outstanding shares of ARE.

Integrated Operations

        As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its minerals. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Falconbridge acquires third-party minerals and concentrates to utilize this capacity and realizes incremental treatment revenues. These revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway.

        This integration allows Falconbridge to maintain some of the lowest cash cost operations in the industry as demonstrated on the following table:

	Copper (Integrated)		Nickel (Mined)				Aluminum(1) (Integrated)
					Zinc (Mining)
(US$ millions, except as noted)
	Q2-05	Q2-04	Q2-05	Q2-04	Q2-05	Q2-04	Q2-05	Q2-04
Cost of operations, as reported	278	187	224	158	37	48	71	75
Non-mining costs	—	—	—	—	(14)	(12)	—	—
By-product and processing credits	(258)	(157)	(59)	(55)	(12)	(17)	(20)	(21)
Processing fee on sale of concentrates	35	31	—	—	32	32	—	—
Purchases of raw materials	—	—	—	—	—	—	30	26
Other operating and non-cash costs	(10)	29	(6)	14	9	8	2	2

Cash costs — net	45	90	159	117	52	59	83	82

Production — (000s lbs.)(2)	217,932	229,438	45,598	41,512	134,038	179,183	136,322	144,801
Cash cost per pound — $*	0.21	0.39	3.49	2.82	0.39	0.33	0.61	0.57
(1)
Represents Primary operations only: Aluminum segment cost of operations reported for Q2-05 totals $137 million (Q2-04 $110 million), which includes foil processing and other costs of $66 million (Q2-04 — $35 million).

(2)
Volumes as shown are based on production, except for Aluminum business which represents shipments of primary aluminum.

*
While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.

        The price paid to suppliers of the custom feed minerals varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

DEVELOPMENT PROJECTS UPDATE

Nickel

Raglan Mine Optimization Project

        The conversion of the mill from autogenous to semi-autogenous grinding is in progress with 35% of construction complete. The conversion will allow an increase in the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore. In 2005, capital expenditures for Phase one are expected to be $21 million. Phase two, which is expected to be complete late in 2007, will be appropriately sequenced with the changes to the grinding circuit and will debottleneck the back end of the mill. When complete, the concentrator is expected to process 1.3 million tonnes, resulting in approximately 30,500 tonnes of annual contained nickel production.

Nickel Rim South Project

        Vent shaft sinking, which began in February 2005, is on schedule and on budget. Main shaft sinking began in April 2005.

Koniambo Project

        Falconbridge advanced its joint-venture Koniambo ferronickel project in New Caledonia by completing a positive technical feasibility study, the first of two conditions in the Bercy Accord. This was achieved well in advance of the January 1, 2006 deadline.

        As part of the Company's agreement with SMSP and the French Government, the second condition is to place firm orders of at least $100 million in equipment and services related to the project. These orders have been submitted for review.

        Falconbridge and its partners are continuing to prepare for the construction phase. They have submitted the applications for permits and are finalizing agreements that will assist with the financing plan. Start-up for Koniambo production is targeted for 2009.

Kabanga Project

        Falconbridge and Barrick Gold finalized a joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, the Company has acquired a 50% indirect interest in the Kabanga Project for $15 million and will be the operator of the joint venture.

        Over the next several years, the Company will fund and conduct a $50 million work plan that will include additional exploration and infill drilling, and further technical work to update the resource model for Kabanga. The Company will draw upon its nickel processing, project development and engineering expertise to bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, should Falconbridge decide to proceed with the project, it would fund the first $95 million of project development expenditures. Thereafter, Falconbridge and Barrick will equally share joint-venture revenues and expenditures.

        A scoping study for this project was initiated in April 2005, with completion expected in the first quarter of 2006.

Copper

Collahuasi

        Conceptual study on the second expansion of the copper concentrator at Collahuasi is continuing, with emphasis on upgrading current production levels with minor capital expenditures.

        The work on the molybdenum circuit project is 54% complete. Start-up of the molybdenum recovery circuit is anticipated for early 2006. The circuit will allow for the recovery of up to 12,000 tonnes per year of molybdenum concentrates.

Fortuna de Cobre

        As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005. The pre-feasibility study is progressing with the exploration ramp at 238 metres, or 39% completion at the end of the quarter. A drill-hole resample program is underway, as is preliminary metallurgical testing.

Kidd Mine D Project

        A new target schedule and budget were finalized in April and will become the project baseline once approved. Production from blocks 2 and 3 is now expected to begin in the fourth quarter of 2005 and the third quarter of 2006, respectively. Overall project progress is 79.6% based on this new target schedule and budget.

MARKET REVIEW

Copper

        The LME cash copper prices ranged from a low of US$1.41/lb. to a high of $1.66/lb. and averaged US$1.54 during the second quarter of 2005. This compares favorably against an average of US$1.27/lb. during the second quarter of 2004. The price strength is a reflection of the market tightness as exhibited by low inventory levels. Total exchange stocks continued to trend downwards dropping an additional 27,000 tonnes from the end of the first quarter to the end of the second quarter, ending at around the 72,000 tonne level.

        Weakened demand in the U.S. during the second quarter prompted a marginal decline of U.S. spot metal premiums, which were at US$0.055/lb. for copper cathodes. A labour disruption at Asarco's U.S. operations has lent support to current premium levels and will tighten supply if prolonged.

        Although demand has weakened in the U.S. and Europe, Chinese imports of refined copper for the second quarter have increased 2% over the first quarter to 329,000 tonnes. Chinese copper consumption, driven mainly by investments in the power sector, has increased 5% from the previous quarter.

        On the supply side, concentrate production disruptions predominately in South America, as well as constrained smelting capacity, partly due to the high level of maintenance shutdowns in the first half of the year, have added to metal tightness. The return of smelting capacity in the second half of the year is forecast to draw down concentrate stocks and increase metal supply which may create some price erosion towards year end.

Nickel

        The LME cash nickel price ranged from a low of US$6.59/lb. to a high of US$8.05/lb. and averaged US$7.44/lb. during the second quarter of 2005. This compares against an average of US$5.69/lb. during the second quarter of 2004. The price strength reflects the strong combination of limited supply and strong demand conditions. LME stocks continue to remain at very low levels finishing the quarter at 7,032 down 2,900 tonnes from the end of the first quarter.

        During the first half of the year, numerous nickel supply disruptions arose as a result of the industry running flat out, reducing supply in a market characterized by overall strong demand. An imbalance in stainless steel supply/demand fundamentals has led to increased stainless steel stock levels, a deteriorating price and shrinking margins for the mills, precipitating numerous stainless steel production cuts for the third quarter. With the exception of China, stainless steel demand has weakened in all market areas. Export opportunities for these mills are being limited by the ramp-up of new Chinese stainless capacity. The net effect is reduced primary nickel consumption and increased scrap availability. The non-stainless market continues to experience strong demand which is reflected in healthy premiums, particularly in the U.S. market. Total world primary nickel consumption is expected to increase by 1.7% with a projected deficit of 7,000 tonnes for this year.

        The stainless steel production cutbacks increase the likelihood of downward price pressure in the short-term, but based on the positive global economic forecast, the cutbacks are expected to be temporary. Given the low level of nickel inventories, the nickel price is expected to remain volatile, but well supported with the market vulnerable to potential supply-side disruptions.

Zinc

        Zinc LME Cash prices declined in the second quarter from a high of US$0.62/lb. in mid-April to US$0.55/lb. at the end of June. The average for the quarter was US$0.58/lb., down US$0.02/lb. from the previous quarter. LME stocks increased 40,575 tonnes during the quarter to 611,175 tonnes as a large quantity of unreported inventory was delivered into LME warehouses.

        Global zinc mine supply continues to fall short of smelting capacity, thereby constraining zinc metal output. Refined zinc production increased by 2.5% in 2004 and similar growth rates are expected this year. Metal demand, which grew by an impressive 6.2% in 2004, is forecast to grow by 2.7% this year, as strong demand in China offsets soft markets in the U.S. and Western Europe. With global demand exceeding supply, a metal deficit is expected of approximately 220,000 tonnes for 2005.

        Zinc concentrate treatment charges moved lower during the quarter, reflecting the global lack of mine supply. While 2005 benchmark terms for concentrate have been set US$20 lower at US$126/DMT basis $1000/MT zinc price, spot parcels of concentrate obtained treatment charges at the US$50 - 70/DMT level, CIF Antwerp basis. U.S. spot metal premiums softened to the US$0.035 - 0.04/lb. range for SHG slab as the galvanized steel sector cutback production levels in response to excess product inventories.

Aluminum

        The LME aluminum cash price averaged US$0.81/lb. during the second quarter, up US$0.05/lb. from the same period a year ago. Despite the increase year-over-year, the price is down US$0.05/lb. from the highs seen during the first quarter of this year. In addition, regional delivery premiums have come under pressure during the quarter with U.S. Midwest premium US$0.02/lb. lower than at the beginning of the period.

        LME aluminum warehouse stock levels have fallen during the period by 21,000 tonnes, continuing the trend which began in the first quarter of 2004. However, combined International Aluminum Institute tracked stocks and COMEX warehouse stocks increased for the period by approximately 40,000 tonnes.

        China continues to increase exports of primary aluminum despite actions from the central government, with January through May volumes up 31% year-over-year. There are indications that the Chinese government may consider further increasing the export tax in an effort to curb domestic production. This should provide additional support to the global market. Aluminum supply growth is expected to remain somewhat constrained through 2006 with rising power costs in Europe and other regions, and limited availability of additional bauxite and alumina. Brook Hunt currently forecasts a metal deficit of 91,000 tonnes this year.

SELECTED FINANCIAL INFORMATION

Liquidity and Capital Initiatives

        Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $424 million during the second quarter of 2005. Total liquidity remains strong, with cash and cash equivalents up from $884 million at year-end 2004 to $1.5 billion. In addition, we currently have $1.0 billion of undrawn committed bank lines. Total debt was $4.9 billion at the end of the period. The net-debt-to-capitalization ratio increased to 42.3% from 38.7% at year-end 2004.

        During the quarter, Falconbridge had its ratings reaffirmed by S&P (BBB-, stable), Moody's (Baa3, stable) and DBRS (BBB High, stable). In addition, DBRS raised its rating of Falconbridge commercial paper to R1-low. Subsequently, the Company issued $250 million aggregate principal amount of 12-year notes, which are unsecured, bear interest at the rate of 5.5% per annum and mature on June 15, 2017, and $250 million aggregate principal amount of 30-year notes, which are also unsecured, bear interest at the rate of 6.2% per annum and mature on June 15, 2035.

        The Company anticipates that it will repay approximately $1.0 billion in debt during the third quarter of 2005, using current cash balances to fund the repayments. This amount includes, among other things, $500 million for the junior preference share redemption and two debt debentures totaling $400 million, maturing in July and September 2005.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $109 million during the second quarter. For 2005, the Company's projected capital investments are approximately $250 million for sustaining capital expenditures and approximately $400 million in new investments. The major components of the capital investment program are shown in the following table:

Business	Growth Project	2005F	2004
Nickel	Koniambo project	$146	$57
Copper	Kidd Mine D project	$86	$127
Nickel	Nickel Rim South project	$61	$96
Copper	Collahuasi molybdenum circuit	$18	$—
Copper	El Morro project	$17	$—
Copper	Lomas Bayas	$8	$—
Nickel	Raglan milling circuit expansion	$21	$—
Nickel	Kabanga project	$15	$—
Sustaining capital and other		$309	$386

Total capital investments		$681	$666

(F=Forecast)

Subsequent to Quarter End

        On July 29, 2005, Falconbridge received approval from its Board of Directors to institute a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange for the repurchase of up to 10% of the public float of its outstanding common shares, subject to receipt of applicable regulatory approval. The bid will enable Falconbridge to repurchase up to a maximum of 29,100,000 common shares, over approximately a 12-month period. The Board of Directors believes that the market price of its common shares is such that their purchase by the Company for cancellation may be an attractive and appropriate use of funds in light of the potential benefit to remaining shareholders. For further information, refer to Falconbridge's Normal Course Issuer Bid press release dated July 29, 2005.

Significant Future Obligations

        Significant future obligations of Falconbridge and its partially-owned subsidiaries are summarized as follows:

(US$ millions)	Total Q2, 2005	July-Dec. 2005	2006	2007	2008	2009	Thereafter
Notes Payable and Revolving Term Loans	267	(8)	(15)	(222)	(22)	—	—
Senior Debentures	2,735	(399)	(248)	—	(142)	—	(1,946)
Preferred Share Liability*	1,370	(500)	—	—	(120)	—	(750)

	4,372	(907)	(263)	(222)	(284)	—	(2,696)
Debt of Partially-Owned	511	(68)	(88)	(88)	(88)	(79)	(100)
Capital leases	17	(1)	(2)	(3)	(1)	(1)	(9)
Operating leases	99	(14)	(23)	(18)	(14)	(9)	(21)

Total	4,999	(990)	(376)	(331)	(387)	(89)	(2,826)

*
May be redeemed for common shares

Off-Balance-Sheet Arrangements

        Falconbridge does not have any unconsolidated affiliates. The Company does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

        Related party transactions for the second quarter of 2005 and 2004 are summarized as follows:

Quarter ended June 30, 2005 (US$ Millions):

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables	Cash & Cash Equivalents
Noranda Income Fund	Processing & administration agreement	39	19	—	23	—	—
Noranda Income Fund	Trading activity	—	1	8	—	9	—
Antamina	Trading activity	—	—	52	—	33	—
Other Affiliates	Power Supply Contract & Short Term Investments	—	—	21	—	—	22

Quarter ended June 30, 2004 (US$ Millions):

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	32	18	—	20	—
Noranda Income Fund	Trading activity	—	1	7	—	7
Antamina	Trading activity	—	—	34	—	27
Other Affiliates	Power Supply Contract	—	—	32	—	—
Other Affiliates	Trading activity	—	—	1	—	—

Change in Accounting Standards

        Effective January 1, 2005, Falconbridge adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debenture and preferred shares (CICA 3860) and variable interest entities (AcG -15).

a)    Convertible Debentures

        The principal amount of Falconbridge's outstanding convertible debentures of Cdn$150 million due on April 30, 2007 was previously classified as an equity instrument due to the Company's ability to settle principal payment by issuance of its shares. In accordance with amended standard under CICA 3860, Falconbridge has presented the liability component of its convertible debenture as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debenture and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debenture over time are recorded as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $43 million, increase liability component of convertible debenture by $98 million, decrease equity by $46 million and decrease cumulative translation adjustment by $9 million. Adoption of the new standard increased earnings by $1 million for the three months ended June 30, 2005 (2004 — $nil) and reduced earnings by $nil for the six months ended June 30, 2005 (2004 — $1 million).

b)    Preferred Shares Series H

        Falconbridge has $Cdn150 million of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to Falconbridge common shares after a specified date and were previously reported as equity instruments in accordance with its legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to Falconbridge. The dividends paid are reported as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $14 million, increase liabilities by $122 million, decrease equity by $99 million and decrease cumulative translation adjustment by $9 million. Adoption of the new standard reduced earnings by $1 million for the three months ended June 30, 2005 (2004 — $nil) and reduced earnings by $2 million for the six months ended June 30, 2005 (2004 — $nil).

c)    Variable Interest Entities ("VIEs")

        Effective January 1, 2005, Falconbridge adopted the recommendations of AcG-15 which details the requirements on the consolidation of VIEs. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. AcG-15 requires Falconbridge to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

        As a result of the new standard, Falconbridge has consolidated a customer securitization vehicle, which has purchased trade accounts receivable from Falconbridge. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by $17 million and increase current liabilities by $17 million with no impact on opening retained earnings. The impact of the adopting AcG-15 on the balance sheet as at June 30, 2005 and consolidated statement of earnings for the quarter ended June 30, 2005 is nominal and no new significant VIEs were identified during the quarter.

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances:

Foreign currency exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge hedges up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. A summary of these positions is tabled below.

Hedges of Canadian-Denominated Operating Expenses

	Amount	Rate	Unrealized Gain/(Loss)	YTD Realized Gain/(Loss)
2005	$239	1.4147	$27	$32
2006 and beyond	12	1.5157	2	—

Totals as at June 30, 2005	$251	1.4242	$29	$32

Positions are in millions of Cdn$, Gains/losses are in millions of US$

        Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity price exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Falconbridge may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest rate management

        Falconbridge enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below.

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	96

(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at June 30, 2005 was $44 million of which $31 million related to the currency component of the swap and $13 million related to the interest component.

(2)
Includes the fair value of $31 million related to the cross currency interest rate swap discussed above.

Counterparty Risk

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet their obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

ADDITIONAL INFORMATION

Outstanding Shares (as at August 5, 2005)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL.LV	367,467,770
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1(2)	FAL.PR.X	19,999,899
Junior Preference Shares, Series 2(2)	FAL.PR.Y	19,999,899
Junior Preference Shares, Series 3(2)	FAL.PR.Z	9,999,903

(1)
The new Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U. (2) 8,000,000 junior preference shares, series 1, 8,000,000 junior preference shares, series 2 and 4,000,000 junior preference shares, series 3 will be redeemed on August 11, 2005, as previously announced.

        Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.

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